Exhibit 21.1
Power Solutions International, Inc.
and Consolidated Subsidiaries
100% Owned Subsidiaries of the Registrant

Name	Jurisdiction of Organization
Professional Power Products, Inc	An Illinois Corporation
Bi-Phase Technologies, LLC	A Minnesota Limited Liability Company
Powertrain Integration Acquisition, LLC	An Illinois Limited Liability Company
The W Group, Inc.	A Delaware Corporation
PSI Engines International Canada Ltd.	A Canadian Corporation
*Corporate joint ventures not shown by name in the above listing, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.
100% Owned Subsidiaries of The W Group, Inc.

Name	Jurisdiction of Organization
Power Solutions, Inc.	An Illinois Corporation
Power Great Lakes, Inc.	An Illinois Corporation
PSI International, LLC	An Illinois Limited Liability Company
XI SYNC LLC	An Illinois Limited Liability Company